Mail Stop 6010

      February 23, 2006

Mr. Henry C. Pao
President
Supertex, Inc.
1235 Bordeaux Drive
Sunnyvale, CA 94089

      Re:	Supertex, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2005
Forms 10-Q for the Fiscal Quarters Ended July 2, 2005, October 1,
2005 and December 31, 2005
		File No. 000-12718

Dear Mr. Pao:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 2, 2005

Item 9A. Controls and Procedures

1. We note your disclosure that your principal executive and financial officer has determined that your disclosure controls and procedures are reasonably effective, taking into account the totality of the circumstances, including the limitations described above. If true, please confirm to us that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective and revise future filings to clearly state the conclusion reached by your officer regarding the effectiveness of your disclosure controls and procedures.

2. In addition, phrases such as "...can provide reasonable, not absolute, assurance..." can be confusing to investors. To the extent that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives, then your principal executive and financial officer should say, if true, that they are effective at the reasonable assurance level. Please revise future filings to comply.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition

3. Confirm to us that you are accounting for unsold inventory held by your distributors as consigned inventory. If so, revise the notes to your financial statements in future filings, as applicable, to disclose the amount of inventory held on consignment at each balance sheet date. Otherwise, tell us how you have accounted for inventory in transactions with your distributors.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3671 if you have questions.


Sincerely,


      Martin F. James
Senior Assistant Chief Accountant
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Mr. Henry C. Pao
Supertex, Inc.
February 23, 2006
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